Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57683-13

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

October 10, 2008

VIA EDGAR
MAIL STOP 3720

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
USA 20549

Attention:	Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

BARK GROUP INC. (the “Company”)
Registration Statement on Form S-1
Amendment No. 2 Filed July 17, 2008 (the “Form S-1/A2”)
SEC File No. 333-150526

We write on behalf of the Company in response to Staff’s letter of July 28, 2008 (the “Comment Letter”) signed by Mr. Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1 registration statement filing. In response to the Comment Letter, the Company had originally prepared and filed an Amendment No. 3 to the Form S-1 registration statement (the “Form S-1/A3”). The Company has subsequently prepared and filed an Amendment No. 4 to Form S-1 registration statement (the “Form S-1/A4”) which includes the Company’s interim financial statements for the six months ended June 30, 2008. We enclose for your reference a black-lined copy of the Form S-1/A4 showing changes made to the Form S-1/A2 in response to Staff’s comments.

In addition to the Form S-1/A4, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form S-1/A4.

Bark Group Inc.

General

1.

We note your responses to comments two through four and your added disclosure on page 46. Please clarify how your reverse merger with Exwal enabled the company to meet the distribution requirements for trading for the OTCBB that you refer to on page 46.

Additionally, please clarify your statements on page 46 that your shares may not be eligible for trading on the OTCBB if the repurchase option were exercised and provide revised risk factor disclosure if necessary.

Please describe how the process and timing for an application for trading on the OTCBB would operate in the event of the repurchase right being exercised. For example, if Bark applied for and received approval for OTCBB with the subsequent exercise of the repurchase option, could OTCBB approval then be revoked due to insufficient distribution? Would the company be under any obligation to inform the OTCBB of the option exercise because it would affect the distribution of shares? Conversely, what would happen if the repurchase right were exercised prior to receiving approval to trade on the OTCBB?

In response to Staff’s comment, the Company advises that it completed the reverse merger transaction in order to increase the shareholder base of the Company with the objective of being able to satisfy the minimum distribution requirements for trading on the OTC Bulletin Board. Based on the understanding that there must be at a minimum of 35 shareholders for trading on the OTC Bulletin Board, the Company believed that it would not have a sufficient base of shareholders for trading on the OTC Bulletin Board with only the original Bark Corporation shareholders. The completion of the reverse merger transaction increased the number of shareholders to 67 shareholders, as compared to the original 30 shareholders in Bark Corporation prior to the completion of the reverse merger transaction.

In response to Staff’s comment on the impact of the exercise of the repurchase right, the Company advises that it believes that will have sufficient distribution for trading on the OTC Bulletin Board even if the repurchase right is exercised. As disclosed in the Form S-1/A4, the number of shareholders of the Company has increased to 79 shareholders as a result of recent share transfers completed by Bark Holding Ltd. and Venture Capital Alliance Ltd. These share transfers were completed as “offshore transactions” within the meaning of Regulation S in accordance with the requirements of Regulation S. Each purchasing shareholder was either a close friend or a business associate of a principal of Bark Holding resident in Denmark and has executed a share transfer agreement confirming, among other things, that the purchaser is not a U.S. person, did not receive the offer to purchase the shares in the United States, was not in the United States at the time of their agreement to acquire the shares and that the shares are restricted shares under the United States Securities Act of 1933. As a consequence of these share transfers, the number of shareholders of the Company has increased from 67 shareholders to 79 shareholders. Accordingly, if the repurchase right was exercised the number of shareholders of the Company would decrease from 79 shareholders to 42 shareholders. The Company believes this number of shareholders would still be sufficient distribution for trading on the OTC Bulletin Board. Accordingly, the Company believes that it will have sufficient distribution of its shareholders even if the repurchase right is subsequently exercised.

Bark Group Inc.

In particular response to Staffs comments:

the Company plans to proceed with an application for trading on the OTCBB and anticipates that approval for trading will not be granted until such time as the Form S-1 is declared effective by the Commission;

the Company believes that if it receives approval from the OTCBB and the repurchase option was subsequently exercised, that approval of the OTCBB for trading would not be revoked because of the increased distribution resulting from the fact that there should be at least 42 shareholders of the Company at this time;

the Company would be required to file a Form 8-K disclosing the exercise of the right of repurchase.  The Company is unaware as to whether the OTCBB would require an independent obligation to advise the OTCBB of the exercise of the option because of its possible impact on the distribution of the Company’s shares; and

the Company believes that its shares should continue to be eligible for trading on the OTCBB notwithstanding exercise of the repurchase option due to its increased shareholder base, as discussed above.

The Company has provided additional disclosure of its rationale for completing the reverse acquisition and the anticipated impact of exercise of the repurchase right on page 46 in the “Organization Since Incorporation” section of the Form S-1/A4. Due to the increased shareholder base, the Company believes that additional risk factor disclosure is not required. We note that the Form S-1/A4 continues to include the original risk factor on page 18 regarding exercise of the repurchase right and the impact on distribution.

2.	Please confirm in your response letter that in the event that the repurchase option is exercised, the company would be required to amend the registration statement by post- effective amendment.

In response to Staff’s comment, we advise that the Company acknowledges that it will be obligated to amend the registration statement by post-effective amendment in the event that the repurchase option is exercised. The Company has provided additional disclosure of this obligation on page 46 in the “Organization Since Incorporation” section of the Form S-1/A4.

Note 9 – Minority Interest, page F-12

3.	We note your response to prior comment 9. To help us better understand your accounting for the minority interest in Bark Advertising, please provide us with the following information:

A more detailed explanation of your basis for the accounting entries made to minority interest expense to record the excess of the redemption value over the minority interests’ share of net income in accordance with ARB 51;

why the minority interest line item, as presented in your statement of operations, was zero for all periods presented;

how you determined the redemption amount to each subsequent reporting date;

the reason for the difference between the value of $1,535,000, which you disclose on page F30 as the value of the Class B shares on the date of issuance, and $1,847,000 reported on your balance sheet as of December 31, 2007; and

how you considered Topic D-98, as amended in March 2008, in your accounting determination.

Bark Group Inc.

We understand that Staff’s comments on these issues have been resolved further to the explanation provided by the Company in our letter dated October 1, 2008.

4.

We note from your disclosure on page F-13, that the Class B shareholders are entitled to receive a bonus of 20% of Bark Advertising’s profit after tax and elimination of internal management fee and interest expenses for 2007 and 2008. Please tell us how you evaluated this bonus provision in the context of your accounting for the minority interest in Bark Advertising.

We understand that Staff’s comments on these issues have been resolved further to the explanation provided by the Company in our letter dated August 12, 2008 submitted with the filing of the Amendment No. 3 to Form S-1.

Please advise if you have any questions or comments regarding the Form S-1/A4.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl

cc:	Christine Adams, Staff Accountant, Division of Corporation Finance

cc:	Bark Group Inc.

Attn.: Bent Helvang, Chairman, Anders Hageskov, President and CEO, and Ole Bjerre, Chief Financial Officer